Exhibit 99.1

TELESAT ORDERS ANIK G1 SATELLITE FROM SPACE SYSTEMS/LORAL
AND LAUNCH FROM INTERNATIONAL LAUNCH SERVICES

Multipurpose satellite for DTH services in Canada for Shaw Direct,
X-band capacity over the Americas and Pacific Ocean, and replacement and expansion capacity for South America

OTTAWA, CANADA, June 1, 2010 – Telesat, the world’s fourth largest fixed satellite services operator, announced today its decision to procure from Space Systems/Loral a powerful, multipurpose, state-of-the-art satellite for launch in the second half of 2012.  As previously disclosed, Telesat’s new satellite, called Anik G1, will carry 16 transponders operating in the extended Ku-band for Shaw Direct, a leading provider of direct-to-home satellite television services in Canada.  Anik G1, to be co-located at the 107.3 degrees West Longitude orbital location with the Anik F1R satellite Shaw Direct presently uses, will allow Shaw Direct to expand significantly the high quality video content and programming services it offers throughout Canada.

Anik G1 also will have satellite capacity operating in the X-band frequencies with geographic coverage of the Americas and part of the Pacific Ocean, the first commercial satellite with substantial X-band coverage of the Pacific.  X-band capacity is used by civil and military agencies worldwide and demand is growing as governments continue to increase their reliance on commercial satellites.  In addition, Anik G1 will provide expansion and follow-on capacity for Telesat’s Anik F1 satellite at the 107.3 West orbital position, replacing Anik F1’s Ku-band capacity and doubling the number of C-band transponders.  Anik F1 is a highly utilized spacecraft covering South America, one of the fastest growing satellite services markets in the world.

Following a competitive procurement process, Telesat selected Space Systems/Loral (SS/L), the leading provider of commercial satellites, as the manufacturer of Anik G1, and International Launch Services (ILS) for the satellite’s launch into geostationary orbit.

“Anik G1 will allow Telesat to capture the strong demand coming from North American DTH services, the fast growing government sector, and the burgeoning Latin American market,” said Dan Goldberg, President and CEO of Telesat.  “In combining three distinct service capabilities on one satellite – high power extended Ku-band for DTH subscribers in Canada, an innovative X-band payload for government applications, and expansion capacity over South America – Anik G1 will be an important addition to Telesat’s global fleet and allows us to sustain our growth going forward.  We look forward to working closely with SS/L and ILS – two longstanding partners – on building and launching Anik G1 and bringing its new services to the market.”

About Anik G1
SS/L will be the prime contractor for Telesat’s newest satellite, designing and building Anik G1 and supplying its payload that will consist of 16 transponders in extended Ku-band over Canada, 24 C-band and 12 Ku-band transponders over South America, and an X-band payload over the Americas and the Pacific Ocean.  Anik G1 will operate from 107.3 degrees West Longitude and utilize the proven SS/L1300 platform.  It will have a 15 year mission life and launch on an ILS Proton Breeze M rocket built by Russia’s Khrunichev State Research and Production Space Center.

About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth largest fixed satellite services operator.  The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers.  Telesat has a global state-of-the-art fleet of 12 satellites with three more now under construction, and manages the operations of 13 additional satellites for third parties.  Telesat is privately held. Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

Forward-Looking Statements Safe Harbour
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this news release, the words “scheduled for”, “planned”, “will”, “believe”, or “expected” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.  Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission (SEC), as well as Telesat Canada's other filings with the SEC. These filings can be obtained on the SEC’s website at http://www.sec.gov.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation.  The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release.  Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:
Vanessa Brûlé, Telesat, +1 613 748-8700 ext. 2407 (vbrule@telesat.com)